ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

March 4, 2021

VIA EDGAR TRANSMISSION

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Defiance Next Gen H2 ETF (the “Fund”)
Dear Mr. Orlic,
This correspondence responds to additional comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 669 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on December 22, 2020 (the “Amendment”) (SEC Accession No. 0000894189-20-009813) with respect to the Fund, a series of the Trust. For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Amendment.
1.Comment: The Staff continues to believe that “H2” in the Fund’s name will suggest to investors that the Fund invests in hydrogen-related investments. Consequently, please add an appropriate 80% policy for the Fund.
Response: In response to the above comment, the first paragraph of the description of the Index in the Prospectus has been revised to read as follows:

The Index is a rules-based index that tracks the performance of a group of globally listed equity securities of companies involved in the development of hydrogen-based energy sources and fuel cell technologies. The Index is predominantly comprised of “pure-play” companies, i.e., those that generate at least 50% of their revenues from products that facilitate hydrogen-based energy production, including fuel cells capable of using hydrogen as a fuel source (collectively, “H2 Companies”). At the time of each quarterly reconstitution of the Index, pure-play companies will comprise at least 85% of the weight of the Index.

Additionally, the following policy will be added to the Amendment:
Under normal circumstances, at least 80% of the Fund’s net assets (plus borrowings for investment purposes) will be invested in H2 Companies (as described above).
2.Comment: The Staff reiterates its comment to file a copy of the applicable index licensing or sub-licensing agreement as an exhibit to the registration statement.
Response: The Trust will file a copy of the applicable sub-licensing agreement as an exhibit to its registration statement.

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If you have any questions regarding the above responses, please do not hesitate to contact me at 414-765-5586 or at michael.barolsky@usbank.com

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary
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